UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                    0-24242
                                                                  CUSIP NUMBER
                                                                     743088

(Check  one) [X] Form  10-K [_] Form  20-F [_] Form  11-K
                [_] Form 10-Q [_] Form N-SAR

For Period Ended:  June 30, 2003

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

  Read Instruction (on back page: Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I - REGISTRANT INFORMATION

         Productivity Technologies Corp.
         Full name of Registrant
         -------------------------
         (Former Name if Applicable)

         3100 Copper Road
         ----------------
         Address of Principal Executive Office (Street and Number)

         Fenton, MI  48430
         -----------------
         (City, State and Zip Code)


PART II - RULES 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relieve pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.) [__]

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit requires by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant is unable to timely file its annual report on Form 10-K for the period ended June 30, 2003 without unreasonable effort or expense due to the additional time needed by the Registrant to collect the information required by its recently-appointed auditors to complete their audit.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Jesse A. Levine
         ---------------
         (Name)

              810               714-0200
          ---------        ------------------
         (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report significantly improved results for the year ended June 30, 2003 as compared to fiscal 2002. Management believes that the measures it implemented as part of its restructuring plan beginning in fiscal 2001 have contributed to the Registrant's improved operations. Set forth below is a brief summary of the Registrant's estimated results for the year ended June 30, 2003, as compared to its actual results for fiscal 2002 (in thousands, except per share data).

                                           Year ended June 30, 2003     Year ended June 30, 2002

             Net sales                          $29,050                          $24,768
             Cost of sales                       22,197                           18,261
             Gross profit                         6,853                            6,507
             SG&A                                 6,117                            6,453
             Income (loss) from operations          736                           (2,033)
             Net income (loss)                      361                           (4,128)
             Net income (loss) per share
              of common stock                      0.15                            (1.67)


                         Productivity Technologies Corp.
                         -------------------------------
                (Name of Registrant as specified in its Charter)

has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 30, 2003                   By:  /s/ Jesse Levine
                                                 ---------------------------
                                                  Jesse Levine
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.292 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this Chapter).